👍 Invest in Kitchenery

Thanks to countless hrs. of support from our Wefunder friends Jonny Price, Suz Rush and Ben Lappen.

Thanks to our Advisor Laila Partridge from STANLEY + Techstars for her hands on support on Community round development!

Check out our revolution 🚀


KITCHENERY
Revolutionizing and Improving people's lives with the world's best cooking experience!
power@kitchenery.net
www.kitchenery.net

🙏 Checkout our Wefunder Campaign

At Kitchenery, **as of today we just started to** accept investments, we started the community round to share the upside of our success with investment community.

I want to request you to check us out, there are a lot of interesting things we can do together!

If you have any questions, don't be shy to ask, feel free to engage and post your questions on our Ask me Anything section publicly: Wefunder AMA! 🙏

Many thanks, & looking forward to have you as a stakeholder in Kitchenery!



Akshay Bhuva
CEO, Kitchenery Inc.

Testing the waters legal disclosure. - Wefunder



calendly.com/kitchenery/wefunder?month=2023-01

Web conferencing details provided upon confirmation.

With our recent partnership with Wefunder, we have started to **accept reservations from our closest backers interested in becoming Kitchenery stakeholders.**

- Discuss Kitchenery Wefunder and our SOLID Early Bird Perks
- Answer any venture execution questions, please feel free to post your questions publicly on our AMA (Ask Me Anything) page.
- Be sure to check out our updates on Wefunder.
- Speak Directly with Kitchenery CEO, Akshay Bhuva

Disclosure: Testing the waters legal

disclosure.

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Troubleshoot

Paulo Cezar <paulo@kitchenery.net>
To: david@datapowe.vc

Mon, Oct 31, 2022 at 8:18 AM

Greetings Mr. Yakobovitch,

It is a pleasure to e meet you. My name is Paulo Cezar, and I am the Market Development Associate for Kitchenery Inc.

I want to thank you for your interest in our company, and take this email to inform you that **Kitchenery is officially accepting reservations for WeFunder**!

In addition to accelerating its expansion, Kitchenery Inc. decided to launch a campaign on Wefunder in order to share the benefits of its success with the people who know us best, **our family, friends, and supporters like you.**

You are our foundation. We are now contacting you to determine whether you are interested in taking a real stake in Kitchenery. We want to give you a piece of the pie to say thanks for your support. ***We encourage you to make a reservation of $10,000.*** However, you can back us with the amount you are most comfortable with, *starting with $100*.

The expansion that Kitchenery has experienced over the past few months has me ecstatic. Additionally, we have even more exciting plans for accelerating our growth over the next 12 months!

Please take a look at our WeFunder page for more detail about our company.

Sincerely,



Paulo Cezar Lopes Sa
Market Development Associate, Kitchenery Inc.

Improving people's lives with the world's best cooking experience.

PLEASE READ: *Testing the waters legal disclosure. - Wefunder*

EXPERIENCE THE CORDLESS KITCHEN DIFFERENCE

KITCHENERY

WEFUNDER

kitchenery.net

@wpt.kitchenery

info@kitchenery.net

KITCHENERY. FREEDOM TO COOK

Improving people's lives with the world's best cooking experience

WIRELESS POWER

TRANSFER TECHNOLOGY FOR

SMALL KITCHEN APPLIANCES



STANLEY | techstars_ | THE UNIVERSITY OF TAMPA SPARTAN INCUBATOR

power@kitchenery.net

Tampa, FL | Baltimore, MD

mail.yahoo.com/d/search/keyword=wefunder/messages/26321

Tracy Ingram <> Kitchenery, WeFunder Partnership

Paulo Cezar [illegible]
To: [illegible]
Cc: Akshay Bhuva

Hello Tracy

My name is Paulo Cezar, and I am the Market Development Associate at Kitchenery. Our company was an exhibitor at Innovation Gathering in Tampa last month, and Akshay, our CTO, is extremely thankful to you, Bonnie, Eddie, and others at Tampa Innovation for giving us a platform to showcase our Venture to the Tampa Ecosystem.

At Kitchenery, we are very fortunate to have valuable partners such as yourselves; your support is the foundation of our success!

As you may know that we are in the works to launch a community round in partnership with WeFunder, and our goal is to have holistic exposure to the Tampa Bay ecosystem.

Tracy, I am reaching out in the hopes of collaborating with you to leverage Tampa Innovation's network and followers.

We have some ideas for a custom blog/newsletter via your prominent outreach. Can we run this through you?

I would be happy to jump on a call with Akshay to explore this opportunity.

Many Thanks



Paulo Cezar Lopes Sa
Market Development Associate, Kitchenery Inc.

[illegible]

Legal Disclosure: [illegible]

Testing the waters legal disclosure. - Wefunder

← Back | Archive | Move | Delete | Spam | ···

Akshay <> Josh: Kitchenery <> Wefunder

Akshay Bhuva <akshay@kitchenery.com>
To: Josh Kay

Hi Josh,

Very sorry for the delay in sending information regarding Kitchenery.

Here I've attached our executive summary.
Here I've attached our Pitch.

As you may know that I turned on the switch to accept investments on our wefunder. I really started this campaign to accelerate our growth and share the upside of our success with the people I know the best. Josh, you are a very good friend and our foundation. I'll be honored to have you as an active stakeholder in Kitchenery.

Our Community Round is about more than just fundraising – we're building a network of people who share our mission and values. Our mission of improving people's lives with the world's best cooking experience!

Josh, this might be too much to ask, but I am asking all my personal connections to invest any amount you are comfortable with (As low as just $100). I also **want to request (and this is more important than money) to have an opportunity to leverage your credibility & reputation with Kitchenery as I approach my 1st degree connections.**

The dynamics of my email will change when I add you!

I'd like to approach people in this fashion and add this sentence:

Josh Kay, [illegible] of [illegible] Ventures, [illegible] & [illegible], with experience in business operations, [illegible], sales and marketing. Josh has been supporting Kitchenery since over a year now in the space of [illegible], leveraging his community network, and strategic venture execution & has invested in our Wefunder Community Round because he believes in Kitchenery products & its wireless energy technology. Kitchenery is set to revolutionize how people interact with their Kitchen appliances on a day-to-day basis.

—

I am really excited about the growth that Kitchenery has seen over the last few months. And we have even more exciting plans for continuing to ramp up our growth in the coming 12 months!

Thank you Josh, can you please go & make an investment on Kitchenery Wefunder campaign? Because, I'm looking forward to have you as a stakeholder in Kitchenery!
I'm open to do a meeting with you if required.

Kind Regards,
—



Akshay Bhuva
CEO, Kitchenery Inc.

Kitchenery <> IW capital   Kitchenery: ... /Sent

Akshay Bhuva <akshay@kitchenery.net>
To: jack@iwcapital.co.uk

Wed, Nov 9, 2022 at 8:55 AM

Hi Jack,

I hope this email finds you well. My name is Akshay Bhuva and I'm the CEO of Kitchenery: Proven Wireless Power Transfer Tech for consumer Kitchen Appliances.

We are based out of Tampa, Florida and part of the Spartan Incubator, Lowth Entrepunership Centre in collaboration with the The University of Tampa.

Anne, we are currently testing the waters with our community fundraise round in partnership with Wefunder and I'm looking to connect with the right team member at IW capital for investment oppournities.

Please let me know, if you can assist us.

Kind regards



Akshay Bhuva
CEO, Kitchenery Inc.

Improving Peoples lives with the worlds best cooking experience!

Testing the waters legal disclosure. - Wefunder

Can you vouch for John Doe?

John has applied to raise funding for **Company Name** on Wefunder and provided your name as a personal reference.

> *Quote goes here*

Wefunder has raised hundreds of millions for startups that later went on to raise over $5 billion in follow-on funding from venture capitalists.

Can you vouch for John?

VOUCH FOR JOHN

LEARN MORE

About Wefunder
We help anyone invest as little as $100 in the startups they believe in. We're also a Public Benefit Corporation with a mission to keep the American dream alive. We aim to help 20,000 founders get off the ground by 2029.

Company Name is testing the waters to evaluate investor interest. No money or other consideration is being solicited; if sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and, then, only through Wefunder. Any indication of interest has no obligation or commitment of any kind.